Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-195979

August 6, 2015

TERM SHEET

PUBLIC SERVICE COMPANY OF NEW MEXICO

3.850% SENIOR UNSECURED NOTES DUE 2025

Issuer:	Public Service Company of New Mexico

Expected Ratings (Moody’s/S&P)*:	Baa2/BBB (Outlook: Stable/Positive)

Principal Amount:	$250,000,000

Security Type:	Senior Unsecured Notes

Legal Format:	SEC Registered

Trade Date:	August 6, 2015

Settlement Date:	August 11, 2015

Maturity Date:	August 1, 2025

Issue Price:	99.722% of principal amount

Coupon:	3.850%

Benchmark Treasury:	2.125% due May 15, 2025

Benchmark Treasury Yield:	2.234%

Spread to Benchmark Treasury:	+165 basis points

Re-offer Yield:	3.884%

Interest Payment Dates:	Semi-annually on February 1 and August 1, commencing on February 1, 2016

Redemption Provisions:

Make-whole call:	Until May 1, 2025, at a make whole premium using a discount rate of Treasury Rate plus 25 basis points

Par call:	On or after May 1, 2025, at par

Denominations:	$1,000 and integral multiples thereto

CUSIP:	744542AC5

ISIN:	US744542AC53

Joint Bookrunners:	J.P. Morgan Securities LLC KeyBanc Capital Markets Inc. Mitsubishi UFJ Securities (USA), Inc. RBC Capital Markets, LLC

Co-Managers:	Citigroup Global Markets Inc. Morgan Stanley & Co. LLC SunTrust Robinson Humphrey, Inc. U.S. Bancorp Investments, Inc.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from J.P. Morgan Securities LLC by calling collect at 1-212-834-4533 or from Mitsubishi UFJ Securities (USA), Inc. by calling toll free at 1-877-649-6848.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.